Exhibit 99.64

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS EYEGLASSES SALES GROW 150% ON CYBER MONDAY

Vancouver, Canada — December 1, 2011 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the planet’s largest online eyewear company announced today that sales of eyeglasses through its North American hub grew 150% on Cyber Monday, November 28, 2011 when compared with the same day last year.

“Cyber Monday is traditionally a strong day for Coastal and this year was no exception,” stated Roger Hardy, Coastal’s Founder and CEO. “Eyeglasses sales grew more than 150% over the same day last year, with orders coming from both new and returning eyeglasses customers. We continue to focus on providing consumers with the best customer experience in online vision retailing combining incredible value, unmatched quality and break neck speed of delivery.

“This category is moving closer and closer to a tipping point as the market dynamics shift further and further away from the old way of doing business. Coastal’s track record of execution in serving customers through outstanding customer service and selection while building a great business, continues to distinguish it amongst all vision related retailers—both online and brick & mortar.”

Among Coastal’s top selling eyeglasses styles on Cyber Monday were several exclusive, in-house brands including:

Derek Cardigan 7004 Black

Prime Flex 608 Black

Joseph Marc 4026 Gunmetal

Ltede 1002 Brown

Kam Dhillon 3014 Black Panther

“Overall, our North American sites experienced strong traffic increases through the weekend. From Black Friday through Cyber Monday, Coastal experienced 143% higher traffic this year compared with the same four day weekend a year ago,” commented Braden Hoeppner, Vice President of Web Sales.

About Coastal Contacts Inc.

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.